Schneider Electric

April 1st, 2008

RECEIVED

2008 APR -3 A 11: 78

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

SECURITIES AND EXCHANGE CO[redacted]
Office of International Corporate Fin[redacted]
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08001666

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), a brief description of the documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

Press releases:

- Schneider Electric strengthens its oil & gas and petrochemical operations in North America with the acquisition of ECP Tech Services (Annex 1),
- Schneider Electric and Fuji Electric Holding enter in a new strategic partnership in electrical distribution and industrial control (Annex 2).

Information published in the BALO

- Notice of meeting BALO, n° 28 published on 5 March 2008 (no English translation available).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

PROCESSED
APR 18 2008
THOMSON
FINANCIAL

Very truly yours,

Secretary of the Board
Philippe BOUGON

Merlin Gerin
Square D
Telemecanique

Schneider Electric SA
Société anonyme à directoire et conseil de surveillance au capital de 1 962 394 928 €
Siège social : 43-45, boulevard Franklin Roosevelt
F-92500 Rueil Malmaison - France
Tél. 33 (0)1 41 29 70 00
Fax 33 (0)1 41 29 71 00
http://www.schneider-electric.com

542 048 574 RCS Nanterre
Siret : 542 048 574 01775
N° ident TVA : FR 01 542 048 574

Schneider Electric

Press Release

Schneider Electric strengthens its Oil & Gas and Petrochemical operations in North America with the acquisition of ECP Tech Services (ECP)

Rueil Malmaison, March 27, 2008 – Schneider Electric has signed an agreement to acquire ECP Tech Services, a US based company that is a provider of power system testing, maintenance and commissioning services to industrial, utility and commercial customers throughout the United States. ECP generated revenues of approximately $36 million in 2007.

With this acquisition Schneider Electric will further strengthen its field service presence in the Gulf Coast area of the US and increase its penetration in the oil & gas and the petrochemical industry.

This acquisition meets Schneider Electric's Return on Capital Employed criteria.

Dave Petratis, Executive Vice-President, Schneider Electric North American Operating Division, commented: "*With this acquisition we will expand our service capabilities in the Gulf Coast area as well as give us access to a very exciting customer base*".

"*Teaming up with Schneider Electric will give us an expanded service and product offering that will allow us to become an even more valuable supplier to our customers, and to continue our planned growth. ECP Tech Services' customer contacts, market penetration, and our highly skilled work force, added to Schneider Electric's resources and engineered solutions, will make this a powerful combination*" said Phil Collins, President of ECP Tech Services.

About ECP Tech Services

ECP Tech Services, Inc, is a 24/7 service company providing testing, maintenance, repair, engineering, and construction of Power Systems from 12 volts to 345 KV. ECP serves industrial, utility, and large commercial customers with 6 offices along the Gulf Coast, but also servicing customers throughout the US and internationally. ECP has key relationships with Customers in the petrochemical, manufacturing, power generation, medical, and building management industries.
www.ecptech.com

About Schneider Electric

Schneider Electric, who helps people and organisations make the most of their energy, anticipates and satisfies its customers' requirements in the residential, building, data centers and networks, industry, and energy and infrastructure markets. With 120,000 employees, Schneider Electric generated revenue of €17.3 billion in 2007 through 15,000 distributor outlets in 190 countries.
www.schneider-electric.com

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Schneider Electric

Press Release

Schneider Electric and Fuji Electric Holding enter in a new strategic partnership in Electrical Distribution and Industrial Control

Rueil Malmaison, March 27, 2008 – Schneider Electric and Fuji Electric Holding announced that they have reached an agreement in principle to extend their cooperation in the field of Electrical Distribution and Industrial Control (ED&C) products.

Schneider Electric and Fuji Electric have been operating since 2004 a successful joint venture in China manufacturing circuit breakers. Both Groups have decided to make a step forward in their cooperation and to launch a new and broader joint venture. Fuji Electric will contribute its ED&C operations in Japan as well as in other Asian countries including China while Schneider Electric plans to contribute most of the Schneider Electric Japan Ltd operation and a circuit-breaker production line in Thailand, together with a cash amount of approximately €60 million that will give it a shareholding in the range of 40%, the majority of approximately 60% being held by Fuji Electric Holdings.

The new Joint Venture (the "JV") will cover product development, manufacturing, marketing and sales with a workforce worldwide of around 3,000 people and revenues of more than ¥70 billion (approximately €450 million). The aim of the JV is to combine Schneider Electric's and Fuji Electric's strengths and offers to increase their penetration in the Japanese market and to become the preferred supplier of Japanese customers worldwide. The combination will particularly benefit from Schneider Electric's global leadership in Electrical Distribution products and solutions and from Fuji Electric's strong brand awareness, recognized know how and distribution network in Japan.

The parties intend to finalize the negotiation of their different agreements and to obtain the related regulatory approvals towards mid-year.

Along the years, Schneider Electric has demonstrated its commitment to provide the Japanese market with products of highest quality. The other operations of Schneider Electric in Japan, such as Digital Corp, APC Japan or its joint venture in Variable Speed Drive with Toshiba, will pursue their activities independently.

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

END